UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

CNH INDUSTRIAL N.V.

(Exact Name of Registrant as Specified in Charter)

Netherlands	001-36085	98-1125413
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

(Address of Principal Executive Offices)

Roberto Russo: Telephone: +44 1268292545

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available in the Sustainability section of our website, at www. cnhindustrial.com.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	CNH INDUSTRIAL N.V.
(Registrant)

/s/ Annalisa Stupenengo
Annalisa Stupenengo
Chief Purchasing Officer

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